Exhibit 99.1

Concord Healthcare Announces Completion of China’s First Proton Therapy for Choroidal Malignant Melanoma

BEIJING, July 14, 2025 /PRNewswire/ --  Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM), which subsidiary is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced that on July 11, 2025, Guangzhou Concord Cancer Center, a subsidiary of Concord Healthcare, successfully completed the first proton therapy treatment in China for a patient with choroidal malignant melanoma.

Choroidal malignant melanoma is a common intraocular malignancy. The traditional standard treatment is enucleation, i.e. eye removal. Although enucleation can effectively control the local lesion, it will inevitably lead to permanent blindness and facial appearance changes in patients, and there are still life-threatening risks.

Guangzhou Concord Cancer Center utilizes advanced pencil beam scanning proton therapy in combination with real-time image guidance system to achieve high-dose and accurate irradiation of target area, while maximizing the protection of important neighboring structures and allowing the patient to avoid enucleation. As the first medical institution in China to offer proton therapy for this condition, Guangzhou Concord Cancer Center has filled a critical gap in the field and provided a new eye-preserving treatment option for patients with choroidal malignant melanoma.

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn